UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

CONCREIT FUND I LLC

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	84-2200971 (I.R.S. Employer Identification No.)
1201 3rd Ave Ste 2200 Seattle, WA 98101 (Full mailing address of principal executive offices)
(206) 607-6080 (Issuer’s telephone number, including area code)

See accompanying notes to financial statements.

1

See accompanying notes to financial statements.

2

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial statements and related notes thereto included elsewhere in this semiannual report on Form 1-SA.

All capitalized terms used herein and not otherwise defined on this Form 1-SA will have the meanings set forth in the Offering Circular (defined below).

Forward-Looking Statements

This semiannual report on Form 1-SA contains forward-looking statements about our business, operations and financial performance, including statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements address our plans, strategies and objectives for future operations, including in relation to future growth and availability of funds, and are based on current expectations which involve numerous risks, uncertainties and assumptions. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed elsewhere on this Form 1-SA and under the heading “Risk Factors” in our offering circular dated May 6, 2021 (the “Offering Circular”), as the same may be amended or supplemented from time to time, a copy of which may be accessed here, as well as from time to time in our other filings with the Securities and Exchange Commission (the “Commission”). In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved. We do not undertake to revise or update any forward-looking statements.

COVID-19

The outbreak of COVID-19 and efforts by governmental and other authorities to contain the spread of the virus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have resulted in significant disruptions to global economic and market conditions and triggered a period of global economic slowdown.

The COVID-19 outbreak presents material uncertainty and risk with respect to our future performance and future financial results, such as the potential to negatively impact occupancy at Real Estate Investments, our financing arrangements, our costs of operations, the value of our Real Estate Investments, and laws, regulations and governmental and regulatory policies applicable to the Company. Given the evolving nature of the COVID-19 outbreak, the extent to which it may impact our future performance and future financial results will depend on future developments, including the duration and severity of the pandemic, the uneven impact to certain industries, advances in testing, treatment and prevention, the macroeconomic impact of government measures to contain the spread of the virus and related government stimulus measures, among others, all of which remain highly uncertain at this time and as a result we are unable to estimate the impact that the COVID-19 outbreak may have on our future financial results at this time. Our Manager continuously reviews our investment and financing strategies to optimize our portfolio and reduce our risk in the face of the rapid development and fluidity of this situation.

See accompanying notes to financial statements.

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Operating Results

Overview

Concreit Fund I LLC, (the “Company”, “Fund”, “we”, “us”, “our” and “Concreit”) is a Delaware limited liability company formed to invest in and manage a diversified portfolio of Real Estate Investments in the United States. On May 13, 2021, our offering of up to $75,000,000 in Investor Shares, which represent limited liability interests in our Company (the “Offering”) was qualified with the Commission. We commenced our operations on July 12, 2019 with proceeds from our Private Placement to Accredited Investors under Regulation D. We expect to use substantially all of the net proceeds from this Offering to originate, structure and acquire Real Estate Investments.

We are externally managed by Concreit Fund Management LLC (our “Manager”), which is a wholly-owned subsidiary of Concreit Inc., a Delaware corporation (our “Sponsor”). Our Sponsor owns and operates an online investment platform www.concreit.com (the “Concreit Platform”) and the investment mobile application (the “Concreit App”) that allows potential investors to become equity holders in real estate opportunities that may have been historically difficult to access for most retail investors. Our Manager has the authority to make all of the decisions regarding our Real Estate Investments, subject to the limitations in our Operating Agreement and the direction and oversight of our Manager’s investment advisory committee. Currently, we do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us.

Results of Operations

Revenue

For the six months ended on June 30, 2022, we had revenue of approximately $169,680 compared to revenues of approximately $61,600 for the same period in 2021. The revenue is primarily attributable to the capital raised that has been deployed in debt instruments. The increase in net income over the comparable prior period was due to an increase investment balance generating a higher investment income.

Expenses

For the six months ended on June 30, 2022, we incurred aggregate expenses of approximately $51,842, which includes asset management fees, servicing fees, and broker-dealer fees. For the same period in 2020, we incurred expenses of approximately $12,963. The Company has relied on Concreit Inc. to cover the general and administrative expenses associated with running our business. At this time, Concreit Inc. has yet to recoup the cost of these covered expenses.

Distributions

For the six months ended on June 30, 2022, the following table summarizes the distributions declared and paid by the Company:

See accompanying notes to financial statements.

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Distribution Period	Daily Distribution Amount per Investor Share	Date of Declaration	Payment Date	Annualized Yield(1)	Overview (253G2)
01/01/2022 – 01/07/2022	$0.00014666666667	12/31/2021	01/07/2022	5.28%	EDGAR Link
01/08/2022 – 01/14/2022	$0.00014666666667	12/31/2021	01/14/2022	5.28%	EDGAR Link
01/15/2022 – 01/21/2022	$0.00014666666667	12/31/2021	01/21/2022	5.28%	EDGAR Link
01/22/2022 – 01/28/2022	$0.00014666666667	12/31/2021	01/28/2022	5.28%	EDGAR Link
01/29/2022 – 02/04/2022	$0.00014666666667	01/31/2022	02/04/2022	5.28%	EDGAR Link
02/05/2022 – 02/11/2022	$0.00014666666667	01/31/2022	02/11/2022	5.28%	EDGAR Link
02/12/2022 – 02/18/2022	$0.00014666666667	01/31/2022	02/18/2022	5.28%	EDGAR Link
02/19/2022 – 02/25/2022	$0.00014666666667	01/31/2022	02/25/2022	5.28%	EDGAR Link
02/26/2022 – 03/04/2022	$0.00014666666667	02/28/2022	03/04/2022	5.28%	EDGAR Link
03/05/2022 – 03/11/2022	$0.00014666666667	02/28/2022	03/11/2022	5.28%	EDGAR Link
03/12/2022 – 03/18/2022	$0.00014666666667	02/28/2022	03/18/2022	5.28%	EDGAR Link
03/19/2022 – 03/25/2022	$0.00014666666667	02/28/2022	03/25/2022	5.28%	EDGAR Link
03/26/2022 – 04/01/2022	$0.00014666666667	02/28/2022	04/01/2022	5.28%	EDGAR Link
04/02/2022 – 04/08/2022	$0.00014666666667	03/31/2022	04/08/2022	5.28%	EDGAR Link
04/09/2022 – 04/15/2022	$0.00014666666667	03/31/2022	04/15/2022	5.28%	EDGAR Link
04/16/2022 – 04/22/2022	$0.00014666666667	03/31/2022	04/22/2022	5.28%	EDGAR Link
04/23/2022 – 04/29/2022	$0.00014666666667	03/31/2022	04/29/2022	5.28%	EDGAR Link
04/30/2022 – 05/06/2022	$0.00014666666667	04/30/2022	05/06/2022	5.28%	EDGAR Link
05/07/2022 – 05/13/2022	$0.00014666666667	04/30/2022	05/13/2022	5.28%	EDGAR Link
05/14/2022 – 05/20/2022	$0.00014666666667	04/30/2022	05/20/2022	5.28%	EDGAR Link
05/21/2022 – 05/27/2022	$0.00014666666667	04/30/2022	05/27/2022	5.28%	EDGAR Link
05/28/2022 – 06/03/2022	$0.00014666666667	05/31/2022	06/03/2022	5.28%	EDGAR Link
06/04/2022 – 06/10/2022	$0.00014666666667	05/31/2022	06/10/2022	5.28%	EDGAR Link
06/11/2022 – 06/17/2022	$0.00014666666667	05/31/2022	06/17/2022	5.28%	EDGAR Link
06/18/2022 – 06/24/2022	$0.00014666666667	05/31/2022	06/24/2022	5.28%	EDGAR Link
06/25/2022 – 06/30/2022	$0.00014666666667	05/31/2022	07/01/2022	5.28%	EDGAR Link

(1)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $1.00 per Investor Share purchase price. While our Manager is under no obligation to do so, each annualized basis return assumes that our Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our Offering to conduct our operations. Our capital sources may include the net proceeds from our Offering and concurrent Private Placement to Accredited Investors under Regulation D, cash flow from operations, net proceeds from asset dispositions and sales, and any leverage we may employ. As of June 30, 2022 we had deployed approximately $4,648,995 for thirteen Real Estate Investments and had approximately $339,847 in cash, or cash equivalents. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments as well as our operational costs.

As of June 30, 2022, we had no outstanding debt.

In the event we are unable to fully raise the maximum offering amount of $75,000,000, we will make fewer investments resulting in less diversification with respect to our Real Estate Investments. Although we are planning on concentrating investments in debt instruments which typically generate less fluctuations, the value of Investor Shares will fluctuate with the performance of the Real Estate Investments we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Trend Information

We are not aware of any material trends, uncertainties, demands, commitments or events, favorable or unfavorable, other than national economic conditions and COVID-19 affecting real estate generally, that may reasonably be anticipated to have a material effect on our potential revenue or income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily to be indicative of future operating results or our financial condition, other than those discussed under the heading “Risk Factors” in our Offering Circular, as the same may be amended or supplemented from time to time, a copy of which may be accessed here.

See accompanying notes to financial statements.

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COVID-19 continues to impact all markets, however all of our current investments are performing and have not entered a territory that is ringing any alarms for us. We have taken a much more conservative approach in our outlook of investing in both commercial & residential real estate lending. While this doesn’t mean COVID-19 will not have an impact on us, it may if it shuts down our economy for longer periods of time as that will directly impact both rent collections, capabilities of borrowers to execute against their plans and even stall residential home sales. With that said, the question is still unanswered as it is unknown how long this will last.

Off-Balance Sheet Arrangements

As of June 30, 2022, we had no off-balance sheet arrangements.

Recent Developments

Distributions

The following table summarizes the distributions declared and paid by the Company since June 30, 2022 throughout September 27, 2022:

Distribution Period	Daily Distribution Amount per Investor Share	Date of Declaration	Payment Date	Annualized Yield(1)	Overview (253G2)
07/01/2022 – 07/01/2022	$0.00014666666667	05/31/2022	07/01/2022	5.28%	EDGAR Link
07/02/2022 – 07/08/2022	$0.00014666666667	06/30/2022	07/08/2022	5.28%	EDGAR Link
07/09/2022 – 07/15/2022	$0.00014666666667	06/30/2022	07/15/2022	5.28%	EDGAR Link
07/16/2022 – 07/22/2022	$0.00014666666667	06/30/2022	07/22/2022	5.28%	EDGAR Link
07/23/2022 – 07/29/2022	$0.00014666666667	06/30/2022	07/29/2022	5.28%	EDGAR Link
07/30/2022 – 08/05/2022	$0.00014666666667	07/31/2022	08/05/2022	5.28%	EDGAR Link
08/06/2022 – 08/12/2022	$0.00014666666667	07/31/2022	08/12/2022	5.28%	EDGAR Link
08/13/2022 – 08/19/2022	$0.00014666666667	07/31/2022	08/19/2022	5.28%	EDGAR Link
08/20/2022 – 08/26/2022	$0.00014666666667	07/31/2022	08/26/2022	5.28%	EDGAR Link
08/27/2022 – 09/02/2022	$0.00014666666667	08/31/2022	09/02/2022	5.28%	EDGAR Link
09/03/2022 – 09/09/2022	$0.00014666666667	08/31/2022	09/09/2022	5.28%	EDGAR Link
09/10/2022 – 09/16/2022	$0.00014666666667	08/31/2022	09/16/2022	5.28%	EDGAR Link
09/17/2022 – 09/23/2022	$0.00014666666667	08/31/2022	09/23/2022	5.28%	EDGAR Link
09/24/2022 – 09/30/2022	$0.00014666666667	08/31/2022	09/30/2022	5.28%	EDGAR Link

(1)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $1.00 per Investor Share purchase price. While our Manager is under no obligation to do so, each annualized basis return assumes that our Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

See accompanying notes to financial statements.

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Investments

The following table summarizes the investments made by the Company since June 30, 2022 throughout September 27, 2022:

Secured Loan	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)
1189.cowin	North Bend, WA	Single family	July, 2022	9.00%	March, 2022	$150,000
1112.brothers	Auburn, WA	Single family	August, 2022	8.50%	November, 2022	$405,000
1220.onh	Auburn, WA	Single family	August, 2022	9.00%	January, 2022	$252,000
1221.glover	N/A	N/A	August, 2022	9.00%	January, 2022	$226,800

(1)	Interest Rate refers to the projected effective annual interest rate on each secured loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each secured loan and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the secured loan, not all of which may have been funded on the acquisition date.

Redemption Plan

From July 1, 2022 through September 27, 2022 we have received $465,141 in redemption requests and have redeemed approximately 332,320 shares for $316,163.

Item 2. Other Information

REIT Election

The Company will likely experience a delay in its REIT election disclosed in the Offering Circular, and intends to qualify as a REIT, for U.S. federal income tax purposes in the operating year that the Company meets the qualifications.

See accompanying notes to financial statements.

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Item 3. Financial Statements (unaudited)

Concreit Fund I LLC

BALANCE SHEET

As of June 30, 2022 (unaudited) and

As of December 31, 2021 (audited)

	6/30/22	2021

Assets:
Cash and cash equivalents	$339,936	$685,629
Dividends and interest receivable	27,113	23,133
Related party receivable	3,223	2,627
Loan participations	4,648,995	2,912,427
Total assets	$5,019,267	$3,623,816

Liabilities and Members' Equity:
Liabilities:
Due to related parties	$54,159	$22,446
Accrued liabilities	58,460	45,226
Total liabilities	112,619	67,672

Commitments and contingencies (Note 4)
Members' Equity:
Common shares	10,000	10,000
Investor shares	4,926,552	3,576,385
Accumulated deficit	(29,906)	(30,241)
Total members' equity	4,906,646	3,556,144
Total liabilities and members' equity	$5,019,265	$3,623,816

See accompanying notes to financial statements.

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Concreit Fund I LLC

STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2022 (unaudited)

and For Fiscal Year 2021 (audited)

	6/30/22	2021
Investment Income (Loss):
Dividend and interest income	$169,679	$164,548
Unrealized loss on marketable securities	—	—
Realized gain (loss) on marketable securities	—	8,432
Net investment income (loss)	169,679	172,980

Operating Expense:
General and administrative	51,843	47,134
Net income (loss)	$117,836	$125,846

See accompanying notes to financial statements.

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Concreit Fund I LLC

STATEMENT OF MEMBERS’ EQUITY

For the Six Months Ended June 30, 2022 (unaudited)

and From Inception to December 31, 2021 (audited)

	Common Shares		Investor Shares		Retained Earnings/Accumulated	Total Members'
	Shares	Amount	Shares	Amount	Deficit	Equity
May 24, 2019 (Inception)	—	$—	—	$—	$—	$—
Common shares issued to parent for cash	10,000	10,000	—	—	—	10,000
Investor shares issued for cash	—	—	300,269	300,669	—	300,669
Distributions to members	—	—	—	—	(9,967)	(9,967)
Net income	—	—	—	—	66,355	66,355
December 31, 2019	10,000	$10,000	300,269	$300,669	$56,388	$367,057
Investor shares issued for cash	—	—	1,092,228	1,058,025	—	1,058,025
Redemptions	—	—	(21,280)	(20,430)	—	(20,430)
Distributions to members	—	—	—	—	(40,115)	(40,115)
Net loss	—	—	—	—	(38,303)	(38,303)
December 31, 2020	10,000	$10,000	1,371,217	$1,338,264	$(22,030)	$1,326,234
Investor shares issued for cash	—	—	2,799,328	2,687,237	—	2,687,237
Redemptions	—	—	(467,924)	(449,116)	—	(449,116)
Distributions to members	—	—	—	—	(134,057)	(134,057)
Net income	—	—	—	—	125,846	125,846
December 31, 2021	10,000	$10,000	3,702,621	$3,576,385	$(30,241)	$3,556,144
Investor shares issued for cash	—	—	2,351,679	2,256,076	—	2,256,076
Redemptions	—	—	(946,080)	(905,908)	—	(905,908)
Distributions to members	—	—	—	—	(116,683)	(116,683)
Net income	—	—	—	—	117,837	117,837
June 30, 2022	10,000	$10,000	5,108,220	$4,926,552	$(29,087)	$4,907,465

See accompanying notes to financial statements.

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Concreit Fund I LLC

STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2022 (unaudited)

and For Fiscal Year 2021 (audited)

	6/30/22	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$134,392	$125,846
Adjustments to reconcile net income to net cash used in operating activities:
Unrealized losses on marketable securities	—	—
Realized (gains) losses on marketable securities	—	(8,432)
Amortization	—	—
Loss on sale of intangible assets	—	—
Gain on debt conversion	—	—
Loss on impairment of investment	—	—
Stock-based compensation	—	—
Changes in operating assets and liabilities:
Dividends and interest receivable	(3,980)	(11,831)
Inventory	—	—
Other current assets	—	—
Due to related parties	31,117	7,707
Accrued liabilities	13,234	29,149
Net cash provided by operating activities	174,763	142,439

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of marketable securities	—	213,303
Purchase of marketable securities	—	—
Net purchases of loan participations	(1,736,568)	(1,927,056)
Deposits and other	—	—
Net cash used in investing activities	(1,736,568)	(1,713,753)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of investor shares	1,799,283	2,687,237
Redemptions by members	(449,116)	(449,116)
Distributions to members	(134,057)	(134,057)
Net cash provided by financing activities	1,216,110	2,104,064

Increase in cash and cash equivalents	(345,695)	532,750
Cash and cash equivalents, beginning of year	685,629	152,879
Cash and cash equivalents, end of year	$339,934	$685.629

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—

See accompanying notes to financial statements.

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Concreit Fund I LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Concreit Fund I LLC (the “Fund”) was formed on May 24, 2019 (“Inception”) in the State of Delaware. The Fund’s headquarters are located in Seattle, WA.

Concreit Fund I LLC was formed to make investing into Commercial Real Estate (“CRE”) accessible to the everyday investor and make known the benefits of investing into CRE. The Fund intends to qualify as a real estate investment trust (“REIT”) and plans to originate, invest in and manage a diversified portfolio of commercial real investments and other real estate-related assets. Substantially all of the Fund’s business will be externally managed by Concreit Fund Management LLC, a Delaware limited liability company (the “Manager”).

The Fund will apply to the Internal Revenue Service (the “IRS”) to be treated as a REIT for federal income tax purposes. Although the Manager is not currently aware of any reason why the Fund would not qualify as a REIT, they can give no absolute assurance that the IRS will not successfully challenge the classification of the Fund as a REIT. To qualify as a REIT, a fund must have the bulk of its assets and income connected to real estate investment and must distribute at least 90 percent of its taxable income to shareholders annually in the form of dividends. In addition to paying out at least 90 percent of its taxable income annually in the form of shareholder dividends, a REIT must:

●	Be an entity that would be taxable as a corporation but for its REIT status;
●	Be managed by a board of directors or trustees;
●	Have shares that are fully transferable;
●	Have a minimum of 100 shareholders after its first year as a REIT;
●	Have no more than 50 percent of its shares held by five or fewer individuals during the last half of the taxable year;
●	Invest at least 75 percent of its total assets in real estate assets and cash;
●	Derive at least 75 percent of its gross income from real estate related sources, including rents from real property and interest on mortgages financing real property;
●	Derive at least 95 percent of its gross income from such real estate sources and dividends or interest from any source; and
●	Have no more than 25 percent of its assets consist of non-qualifying securities or stock in taxable REIT subsidiaries.

Going Concern / Management’s Plans

The Fund has raised $6,013,318 from investors through June 30, 2022. Subsequent to June 30, 2022, the Fund has approximately raised an additional $984,722 – See Note 7. During the next 12 months, the Fund intends to fund its operations from the interest income received, and expand its loan portfolio from the offering of additional securities. The Fund’s management has determined that going concern considerations have been alleviated.

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NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Fund conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Fund. Unobservable inputs are inputs that reflect the Fund’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Fund’s marketable equity security is deemed to be a Level 1 financial asset as the fair value is nationally quoted market prices. The Fund’s investments into loan participations are deemed to be Level 3 financial assets as there is no active market to determine the fair value of these investments.

Risks and Uncertainties

The Fund has a limited operating history and has generated minimal revenue intended operations. The Fund’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Fund’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire commercial real estate, the availability of suitable real estate properties to acquire, and changes to Regulation A+ Tier 2. Adverse developments in these general business and economic conditions could have a material adverse effect on the Fund’s financial condition and the results of its operations. By investing into loan participations, the Fund loses flexibility and control, could become overly reliant on the lead lender, may be unable to obtain information in a timely manner, and losses exposure under workout or liquidation.

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Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Fund considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments in Real Estate Debt

The Fund’s commercial real estate debt investments may be held to maturity and accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. The Manager reviews the debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that the Fund will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate, which approximates fair value.

As of June 30, 2022, none of the debt related investments were considered impaired, and no impairment charges were recorded in the financial statements. The Fund invested in twenty-three debt related investments as of June 30, 2022, with twelve of those investments paying off in full since inception.

Investments in Securities

The Fund accounts for investments in available-for-sale securities at fair value based on quoted market prices. The Fund records investments in debt securities at amortized cost for held-to-maturity debt and at fair value when debt is considered available-for-sale. Gains and losses in available-for-sale securities and debt are recorded in operations.

Investments in, and Income from, Private Equity Securities

The Fund records its initial investment at cost, recognizes its share of each entity’s income or loss, increases its investment for capital contributions, and reduces its investment balance by any distributions received. Cash distributions that the Fund receives in excess of the carrying amount of its investment are recorded as income (if certain criteria are met), and the equity method of accounting is suspended. The Fund would record future equity method earnings only after its share of cumulative earnings during the suspended period exceeds the income recognized for the excess cash distributions. The Fund’s investments are periodically reviewed for impairment. The Fund records an impairment charge when events or circumstances change indicating that a decline in fair value below carrying value has occurred and such decline is other than temporary.

Investments in Debt Securities and loan Participations

Fund records investments in debt securities at amortized cost. Income is recorded as earned. The Fund’s investments are periodically reviewed for impairment. The Fund records an impairment charge when events or circumstances change indicating a significant decline in fair value below carrying value.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

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Real Estate Held for Investment

Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings and improvements—ten (10) to 40 years; furniture, fixtures and equipment—five (5) to ten (10) years. The Manager continually evaluates the recoverability of the carrying value of its real estate assets using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

Real Estate Held for Sale

The Fund will periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of the Fund’s board of directors and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. Real estate assets held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Cost Capitalization

A variety of costs are incurred in the acquisition and development of properties such as costs of acquiring a property development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The capitalization policy on development properties is guided by ASC Topic 835-20 “Interest – Capitalization of Interest” and ASC Topic 970 “Real Estate - General”. The Fund ceases capitalization on costs upon completion.

Revenue Recognition

The Fund primary source of income is expected to be from leasing activities. The Fund has adopted ASC Topic 606, ”Revenue from Contracts with Customers”, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. This standard requires the Fund to recognize, for certain of its revenue sources, the transfer of promised goods or services to customers in an amount that reflects the consideration the Fund is entitled to in exchange for those goods or services.

The Fund will recognize minimum rent, including rental abatements, concessions and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the non-cancellable term of the related lease and amounts expected to be received in later years will be recorded as deferred rents. The Fund records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred in accordance with ASC 840, Leases.

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Income Taxes

As a limited liability company, the Manager has elected to be taxed as a C corporation. The Fund intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, beginning with the taxable year when qualification can be met. To qualify as a REIT, the Fund must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Fund’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Fund generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Fund qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. All tax periods since Inception remain open to examination by the major taxing authorities in all jurisdictions where the Fund is subject to taxation. There are no ongoing tax examinations.

Concentration of Credit Risk

The Fund maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Fund may maintain balances in excess of the federally insured limits.

Organizational and Offering Costs

Organizational and offering costs of the Fund were initially paid by the Initial Member and/or affiliates on behalf of the Fund. These organizational and offering costs include all expenses to be paid by the Fund in connection with the formation of the Fund, the qualification of the Offering, and the distribution of shares. The Fund anticipates that the Fund will be obligated to reimburse the Initial Member and/or affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Fund. The Initial Member has decided that the Fund shall only reimburse the Initial Member for the organizational and offering costs subject to a minimum capital raise of $5,000,000 and if the reimbursement does not jeopardize the health of the Fund.

The Fund will record a liability for organizational costs and offering costs payable to the Initial Member and/or affiliates when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Fund reaches a minimum capital raise of $5,000,000 and if the reimbursement does not jeopardize the health of the Fund and to maintain the objectives of returns to Investors of the fund.

Without jeopardizing the health of the Fund, once the Fund raises a minimum of $5,000,000, the Manager may book a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of June 30, 2022 the manager has not elected to collect on reimbursable expenses.

Recent Accounting Pronouncements

Under Section 107 of the JOBS Act, the Fund is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Manager has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Fund (i) is no longer an emerging growth Fund or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

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In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) that amended the accounting guidance related to lease accounting. The new standard is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early application of the amendments in this Update is permitted for all entities. The guidance requires lessees, at lease inception, to record on their balance sheets a lease liability for the obligation to make lease payments and a right-of-use (ROU) asset for the right to use the underlying asset for the lease term. Lessees may elect to not recognize lease liabilities and ROU assets for leases with terms of 12 months or less. The lease liability is measured at the present value of the lease payments over the lease term. The ROU asset will be based on the liability, adjusted for lease prepayments, lease incentives, and the lessee’s initial direct costs. For operating leases, lease expenses will generally be recognized on a straight-line basis over the lease term. The amended lessor accounting model is similar to the current model, updated to align with certain changes to the lessee model and the new revenue standard. The Fund had evaluated that ASU 2016-02 will have no impact on its financial position, results of operations or cash flows at this time.

The Financial Accounting Standards Board (“FASB”) issues Accounting Standard Updates (“ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Fund believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Fund or (iv) are not expected to have a significant impact on the Fund.

NOTE 3 – INVESTMENTS

Kirkland Capital Group – Kirkland Income Fund I

In December 2020, the Fund and Lead Lender acquired participation interest in a secured, first lien loan with an original principal amount of $536,250 and maturity date of January 1, 2022. The Fund, in accordance with the loan participation agreement acquired an undivided pari passu interest for $100,000. The loan has a 10.5% effective interest rate. In August 2021, the Fund acquired this secured, first lien mortgage in full from the Lead Lender. The loan was purchased for the unpaid principal balance of $536,250, and the Fund’s pari passu interest of $100,000 was returned. The loan’s new effective interest rate is 9% and the maturity date has been extended to October 1, 2022. As of June 30, 2022, this loan yielded $24,293 in interest income and the unpaid principal balance was $536,250. Subsequent to June 30, 2022, the borrowers are currently working to extend the terms of this loan.

In December 2021, the Fund acquired a secured, first lien loan with an original principal amount of $750,000 from the Seller. The loan was purchased for the unpaid principal balance of $750,000. Upon the maturity date of November 1, 2022, the unpaid principal balance and accrued interest are due and payable to the Fund. The loan has an effective interest rate of 8% per annum. As of June 30, 2022, this loan yielded $29,272 in interest income and the unpaid principal balance was $750,000.

In April 2022, the Fund acquired a secured, first lien loan with an original principal amount of $362,915 from the Seller. The loan was purchased for the unpaid principal balance of $362,915. Upon the maturity date of October 1, 2022, the unpaid principal balance and accrued interest are due and payable to the Fund. The loan has an effective interest rate of 8% per annum. As of June 30, 2022, this loan yielded $5,458 in interest income and the unpaid principal balance was $362,915. Subsequent to June 30, 2022, the borrowers are currently working to extend the terms of this loan.

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In May 2022, the Fund acquired a secured, first lien loan with an original principal amount of $300,000 from the Seller with a maturity date of October 1, 2022. The loan was purchased for the unpaid principal balance of $300,000. In August 2022, the borrower completed phase one of their project and requested a refinance of the loan so phase two could begin. The refinance increased the unpaid principal balance to $500,000 with a new maturity date of September 1, 2023. Upon the maturity date, the unpaid principal balance and accrued interest are due and payable to the Fund. The loan has an effective interest rate of 8.5% per annum. As of June 30, 2022, this loan yielded $3,815 in interest income and the unpaid principal balance was $500,000.

Bellevue Funding

In October 2021, the Fund acquired a secured, first lien loan with an original principal amount of $237,630 from the Seller. The loan was purchased for the unpaid principal balance of $237,630, plus an interest credit of $898, a total of $238,528. The loan bore an interest rate of 8% per annum. The maturity date was extended to July 31, 2022. As of June 30, 2022, this loan yielded $13,051 in interest income. Subsequent to June 30, 2022, this loan was sold back to the Seller for an unpaid principal balance of $237,445 and accrued interest of $475, a total of $237,920.

In November 2021, the Fund acquired a secured, first lien loan with an original principal amount of $250,000 from the Seller. The loan was purchased for the unpaid principal balance of $250,000, plus an interest credit of $611, a total of $250,611. Upon the maturity date April 29, 2022, the unpaid principal balance and accrued interest are due and payable to the Fund. The loan bore an interest rate of 8% per annum. In April 2022, the borrower paid the unpaid principal balance of $250,000 and accrued interest of $7,562 for a total of $257,562. This loan yielded $21,159 in interest income.

In November 2021, the Fund acquired a secured, first lien loan with an original principal amount of $393,400 from the Seller. The loan was purchased for the unpaid principal balance of $323,400, plus an interest credit of $943, a total of $324,343. The borrower was able to draw an additional $70,000 prior to the maturity date of the loan. Upon the maturity date July 30, 2022, the unpaid principal balance and accrued interest are due and payable to the Fund. The loan bore an interest rate of 7.5% per annum. As of June 30, 2022, this loan yielded $10,965 in interest income and the unpaid principal balance was $393,400. Subsequent to June 30, 2022, this borrower paid the unpaid principal balance of $393,400 and accrued interest of $775 for a total of $394,175.

In November 2021, the Fund acquired a secured, first lien loan with an original principal amount of $1,092,000 from the Seller. The loan was purchased for the unpaid principal balance of $812,000, plus an interest credit of $1,593, a total of $813,593. The borrower was able to draw an additional $280,000 prior to the maturity date of the loan. Upon the maturity date August 24, 2022, the unpaid principal balance and accrued interest are due and payable to the Fund. The loan bears an interest rate of 7.5% per annum. As of June 30, 2022, this loan yielded $30,933 in interest income and had an unpaid principal balance of $837,800. Subsequent to June 30, 2022, the maturity date for this loan was extended to November 24, 2022.

In January 2022, the Fund acquired a secured, first lien loan with an original principal amount of $195,500 from the Seller. The loan was purchased for the unpaid principal balance of $195,500, plus an interest credit of $760, a total of $196,260. Upon the maturity date June 6, 2022, the unpaid principal balance and accrued interest are due and payable to the Fund. The loan bore an interest rate of 7% per annum. In April 2022, the borrower paid the unpaid principal balance of $195,500 and accrued interest of $1,330 for a total of $196,830. This loan yielded $2,851 in interest income.

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In January 2022, the Fund acquired a secured, first lien loan with an original principal amount of $265,000 from the Seller. The loan was purchased for the unpaid principal balance of $238,500, plus an interest credit of $1,191, a total of $239,691. The borrower was able to draw an additional $26,500 prior to the maturity date of the loan. Upon the maturity date June 10, 2022, the unpaid principal balance and accrued interest are due and payable to the Fund. The loan bears an interest rate of 8.99% per annum. In June 2022, the maturity date was extended to September 10, 2022. As of June 30, 2022 this loan yielded $10,133 in interest income and had an unpaid principal balance of $238,500. Subsequent to June 30, 2022 the borrower is working on extending the maturity date of this loan to December 31, 2022.

In January 2022, the Fund acquired a secured, first lien loan with an original principal amount of $104,500 from the Seller. The loan was purchased for the unpaid principal balance of $94,500, plus an interest credit of $472, a total of $94,972. The borrower was able to draw an additional $10,000 prior to the maturity date of the loan. Upon the maturity date June 10, 2022, the unpaid principal balance and accrued interest are due and payable to the Fund. The loan bore an interest rate of 8.99% per annum. In March 2022, the borrower paid the unpaid principal balance of $94,972 and accrued interest of $2,357 for a total of $97,329. This loan yielded $2,357 in interest income.

In March 2022, the Fund acquired a secured, first lien loan with an original principal amount of $153,000 from the Seller. The loan was purchased for the unpaid principal balance of $153,000, plus an interest credit of $96, a total of $153,096. Upon the maturity date October 2, 2022, the unpaid principal balance and accrued interest are due and payable to the Fund. The loan bore an interest rate of 7.5% per annum. As of June 30, 2022 this loan yielded $3,739 in interest income and had an unpaid principal balance of $153,000. Subsequent to June 30, 2022 the borrower paid the unpaid principal balance of $153,000 and accrued interest of $1,828 for a total of $154,828.

In April 2022, the Fund acquired a secured, first lien loan with an original principal amount of $229,500 from the Seller. The loan was purchased for the unpaid principal balance of $229,500, plus an interest credit of $287, a total of $229,787. Upon the maturity date September 26, 2022, the unpaid principal balance and accrued interest are due and payable to the Fund. The loan bore an interest rate of 9% per annum. As of June 30, 2022 this loan yielded $4,935 in interest income and had an unpaid principal balance of $229,500. Subsequent to June 30, 2022 the borrower paid the unpaid principal balance of $229,500 and accrued interest of $1,385 for a total of $230,795.

In May 2022, the Fund acquired a secured, first lien loan with an original principal amount of $210,000 from the Seller. The loan was purchased for the unpaid principal balance of $210,000, plus an interest credit of $241, a total of $210,241. Upon the maturity date November 30, 2022, the unpaid principal balance and accrued interest are due and payable to the Fund. The loan bore an interest rate of 8.25% per annum. As of June 30, 2022 this loan yielded $2,647 in interest income and had an unpaid principal balance of $210,000. Subsequent to June 30, 2022 the borrower paid the unpaid principal balance of $210,000 and accrued interest of $671 for a total of $210,671.

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Sanctuary Broadway Multifamily, LLC

In May 2022, the Company made an investment in Sanctuary Broadway Multifamily, LLC a Wyoming limited liability company (“Sanctuary”) in the form of 200 Class A investor shares in the amount of $200,000. Class A investor shares have a non-compounding, cumulative preferred return of 11% with no equity split. Preferred return distributions will be paid quarterly, and are anticipated to begin one year after investment. This investment is anticipated to have a holding period of two to five years. As of June 30, 2022 the Fund has accrued $1,833 of preferred return, and the Manager is not aware of any condition that will prevent Sanctuary from meeting it’s agreed upon terms.

Kirkland Income Fund I, LLC

In June 2022, the Company made an investment in Kirkland Income Fund I, LLC a Washington limited liability company (“KIF”) in the form of Membership Interests in the amount of $200,000 with a one year lockup period. Each month, One Hundred Percent (100%) of the Net Profits of KIF shall be distributed to the Members on a pro- rata basis. Net Profits shall only be distributed to the extent cash is available and provided that said distributions will not impact the continuing operation of the KIF, subject to the sole and absolute discretion of KIF’s Manager. The first month the Fund is eligible to receive it’s prorated net profits is July 2022.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Fund is not currently involved with, and does not know of any pending or threatening litigation against the Fund.

NOTE 5 - RELATED-PARTY FEES AND EXPENSES

The Manager, or its Affiliates, shall be entitled to receive the following fees:

Asset Management Fee

The Fund will pay the Manager an annual asset management fee (the “Management Fee”), in an amount equal to one percent (1.0%) per annum (0.08333% per month) multiplied by the NAV as of the last day of the preceding month, calculated and paid monthly in arrears.

The Manager may deduct installments of the Management Fee when due from any cash distributions to which Investor Members would otherwise be entitled. If any such cash distribution is insufficient to cover the Management Fee in any month, the Investor Members will remit the difference to the Manager in subsequent distribution periods until the difference has been paid in full.

Acquisition Fee

Upon acquisition of fee simple interest in real estate, the Manager will be entitled to a fee equal to one percent (1.0%) if the acquisition dollar amount is greater than or equal to ten (10) million dollars and one- and one-half percent (1.50%) if it is less than ten (10) million dollars. For investments in entities that hold real estate or real estate related assets, the Manager will be entitled to a fee equal to three quarters of a percent (0.75%) of the cost of such investment. When a joint venture of which the fund is a member acquires a fee simple in real estate, the Manager will be entitled to a fee equal to one percent (1.00%) of the cost of the real estate multiplied by the Fund’s percentage interest if the joint venture is greater than or equal to ten (10) million dollars and one and one half percent (1.50%) if the cost of the real estate multiplied by the Fund’s percentage interest in the joint venture is less than ten (10) million dollars.

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Disposition Fee

Upon the Fund selling or disposing of real estate, the Manager will be entitled to a fee equal to twenty-five basis points (0.25%) of the selling price of every fee simple interest in the real estate. Further, upon the Fund selling or disposing of a fee simple interest in real estate where it is a member of a joint venture, the Manager will be entitled to a fee equal to twenty-five basis points (0.25%) of the selling price of the real estate multiplied by the Fund’s percentage interest in the joint venture.

Financing Fee

When the Fund obtains financing for real estate owned, directly or indirectly, the Manager will be entitled to a fee equal to one percent (1%) of the gross amount of the financing. Further, upon the Fund obtaining financing of real estate where it is a member of a joint venture, the Manager will be entitled to a fee equal to one percent (1%) of the gross amount of the financing multiplied by the Fund’s percentage interest in the joint venture.

Property Management Fee

The Manager will be entitled to a fee of equal to five percent (5.00%) of the gross rental income of the Fund during the preceding month for all properties that the Fund owns in fee simple interest or through a joint venture.

Other Fees

If the Manager is able to engage the servicer of third parties, including but not limited to insurance brokers, real estate brokers, and property managers, at rates below the prevailing market rates, the Manager will be entitled to a fee equal to the difference between the negotiated fee and the prevailing rate.

As of June 30, 2022 the Fund has recorded expenses of $31,713 related to these fees.

NOTE 6 – MEMBERS’ EQUITY

The Fund is authorized to sell an unlimited amount of common and investors shares.

As of June 30, 2022, the Fund’s initial member, Concreit Inc., contributed $10,000 in capital to the Fund in exchange for 10,000 common shares since inception. The initial member interests are non-voting. The Fund has received a total of $4,926,552 in contributions since inception from investor members in exchange for 5,108,219 investor shares, net of redemptions. Of such contributions, $1,095,185 were received from affiliates. The Fund Investor shares will not have voting rights except under the limited circumstances expressly provided in the Fund’s Operating Agreement.

The Fund has the ability to redeem Investor Shares through a Redemption Plan. The Fund may, at the Fund’s full discretion, choose to redeem Investor Shares presented for redemption for cash to the extent it has sufficient funds available. There is no assurance that there will be sufficient funds available for redemptions nor that the Manager will exercise its discretion to redeem such Investor Shares. As of June 30, 2022 the Fund has processed $1,375,454 in redemptions since inception, accounting for 1,435,283 redeemed investor shares.

The Manager may, in its sole discretion, make and pay distributions of cash or other assets of the Fund to the Members. In determining cash flow available for distribution (the “Net Available Cash Flow”), the Manager may deduct any amounts necessary in its sole discretion in the following order of priority to (i) meet expenses and liabilities of the Fund, including the one percent (1%) Management Fee and establish reserves therefore, (ii) accommodate redemption requests under the Redemption Plan, and/or establish reserves therefore, and/or (iii) meet distributions under its Bonus Program and/or establish reserves therefore. Net capital event proceeds are not generally expected to be distributed. The Manager may, in its sole discretion, make and pay distributions of cash or other assets of the Fund. As of June 30, 2022 the Fund has paid $282,063 in distributions since inception.

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Net Available Cash Flow will be determined as of the last day of each calendar month. Each Member’s share of each such distribution of Net Available Cash Flow will then be divided between the Members as follows:

●	First, one hundred percent (100%), pro rata to each Investor Member until such Investor Member has received aggregate distributions for any accrued and unpaid Preferred Return Hurdle. The “Preferred Return Hurdle” means five percent (5%) per annum (0.416667% per month), which will be prorated based on a three hundred sixty (360) day year (for the avoidance of doubt, this step is intended to represent the applicable calendar month and any remaining shortfall of the prorated portion of the Preferred Return Hurdle from the prior calculation periods of that fiscal year);

NOTE 7 – SUBSEQUENT EVENTS

In connection with the preparation of the accompanying financial statements, the Manager has evaluated events and transactions occurring through September 27, 2022, for potential recognition or disclosure.

Offering

Subsequent to June 30, 2022, the Fund has raised total proceeds of approximately $984,722 in exchange for 1,025,752 investor shares and processed approximately $316,163 in redemptions for 332,320 investor shares.

Bellevue Funding Investments

In July 2022, the Fund acquired a secured, first lien loan with an original principal amount of $150,000 from the Seller. The loan was purchased for the unpaid principal balance of $150,000, plus an interest credit of $375, a total of $150,375. Upon the maturity date May 29, 2023, the unpaid principal balance and accrued interest are due and payable to the Fund. The loan bears an interest rate of 9% per annum.

In August 2022, the Fund acquired a secured, first lien loan with an original principal amount of $405,000 from the Seller. The loan was purchased for the unpaid principal balance of $405,000, plus an interest credit of $1,052, a total of $406,052. Upon the maturity date November 21, 2022, the unpaid principal balance and accrued interest are due and payable to the Fund. The loan bears an interest rate of 8.5% per annum.

In August 2022, the Fund acquired a secured, first lien loan with an original principal amount of $252,000 from the Seller. The loan was purchased for the unpaid principal balance of $252,000, plus an interest credit of $693, a total of $252,693. Upon the maturity date January 15, 2023, the unpaid principal balance and accrued interest are due and payable to the Fund. The loan bears an interest rate of 9% per annum.

In August 2022, the Fund acquired a secured, first lien loan with an original principal amount of $226,800 from the seller. The loan was purchased for the unpaid principal balance of $226,800, plus an interest credit of $624, a total of $227,424. Upon the maturity date January 22, 2023, the unpaid principal balance and accrued interest are due and payable to the Fund. The loan bears an interest rate of 9% per annum.

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Item 4. Exhibits

Exhibit No.		Description

2.1*	Edgar Link	Certificate of Formation
2.2*	Edgar Link	Form of First Amended and Restated Limited Liability Company Agreement
2.2.1*	Edgar Link	Form of First Amendment to the First Amended and Restated Limited Liability Company Agreement
4.1*	Edgar Link	Form of Subscription Agreement
4.2*	Edgar Link	Form of Automatic Investment Agreement
6.1*	Edgar Link	Management Services Agreement
6.1.1*	Edgar Link	First Amended and Restated Management Services Agreement
6.2*	Edgar Link	License Agreement
6.3*	Edgar Link	Form of Dealer Manager Agreement
6.3.1*	Edgar Link	Amendment to Dealer Manager Agreement
6.4*	Edgar Link	Form of Software and Services License Agreement
6.4.1*	Edgar Link	Amendment to Software and Services License Agreement

* Previously filed.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Seattle, Washington on September 27, 2022.

Concreit Fund I LLC

By:	Concreit Fund Management LLC, its Manager
By:	/s/ Sean Hsieh
Name: Sean Hsieh
Title: Sean Hsieh, CEO of Concreit Inc., Manager of
Concreit Fund Management LLC

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Sean Hsieh	Sean Hsieh, CEO of Concreit Inc., Manager of Concreit Fund Management LLC	September 27, 2022
/s/Sean Hsieh	Sean Hsieh, Chief Financial Officer of Concreit Fund I LLC	September 27, 2022
/s/Chris Garnett	Chris Garnett, Chief Accounting Officer of Concreit Fund I LLC	September 27, 2022

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